C. Thomas Hopkins T: + 1 310 883 6417 thopkins@cooley.com	VIA EDGAR AND FEDEX

August 27, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Amanda Ravitz

Tom Jones

Geoff Kruczek

David Burton

Lynn Dicker

Re:                        Sientra, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 18, 2014
CIK No. 0001551693

Dear Ms. Ravitz:

Enclosed on behalf of our client, Sientra, Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 1”).  Revision No. 1 updates the Company’s draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on July 18, 2014.  The copy of Revision No. 1 that is enclosed herewith is marked to show changes from the Confidential Draft Registration Statement.

Revision No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 14, 2014 with respect to the Confidential Draft Registration Statement (the “Comment Letter”).  For convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs in the Comment Letter.  Page references in the text of the responses below correspond to the page numbers of Revision No. 1.

Staff Comments and Company Responses

Prospectus Summary, page 1

1.         Please support your disclosure regarding the “significant market share” you have taken from your competitors, given that it appears from your data on page 2 that your market share is currently less than 6%.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 68 of Revision No. 1 to state that the Company’s market share has increased each year since it entered the market in 2012.

2.         Please balance the references to “differentiated technologies” and “proprietary” product attributes with equally prominent disclosure regarding your lack of patent protection relating to any product you currently sell.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 53, 68 and 71 of Revision No. 1 to refer to the lack of patent protection for the Company’s products and technologies.

3.         Please provide us support for your statement in the last paragraph on page 1 about your “best-in-the-industry ten-year limited warranty.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 68, 71, 77 and 78 of Revision No. 1 to clarify that the Company’s ten-year limited warranty is the best-in-the-industry based on providing patients with the largest cash reimbursement for certain out-of-pocket costs related to revision surgeries in a covered event.

In addition, the Company is supplementally providing the Staff with a separate binder that contains copies of materials relied upon by the Company which support the Company’s disclosure (the “Supplemental Materials”).  Please refer to the Supplemental Materials for information regarding the Company’s and its competitors’ respective warranties.  To expedite the Staff’s review, the relevant portions of the Supplemental Materials are clearly marked for convenience.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supplemental Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the registration statement.  Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Materials be returned to the Company upon completion of your review thereof.  Please contact us when you have completed your review and we will arrange for the Supplemental Materials to be picked up from you.

Implications of Being an Emerging Growth Company, page 6

4.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Response: The Company respectfully advises the Staff that, at present, there are no written communications or research reports of the type referenced in the Staff’s comment. If, following the date of this response letter, any such written communications are presented or reports are published or distributed, the Company will supplementally provide such written communications or reports to the Staff.

Summary Financial Data, page 9

5.         We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all outstanding shares of your preferred stock into shares of common stock. We further note from page F-25 that such conversion occurs upon the earlier of (i) affirmative election of the holders of at least 65% of the then outstanding shares of the convertible preferred stock on an as-if converted basis, or (ii) the closing of a firm commitment underwritten public offering based on an effective registration statement for the issuance of common stock. The per-share price must be at least 200% of the Series C purchase price resulting in the aggregate proceeds raised from the offering of at least greater than $35,000 or (iii) consent of holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, in connection with any mandatory conversion, as prescribed in the Certificate of Incorporation, in which the current fair market value of the Company’s Common Stock exceeds the Series C purchase price or (iv) upon the consent of the holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, including the consent of all stockholders that hold in excess of 19% of the then outstanding shares of the preferred stock of the Company. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Response: The Company respectfully advises the Staff that it presently expects the offering to meet at least one of the conditions sufficient for automatic conversion of the outstanding shares of the preferred stock into shares of common stock.  If the Company subsequently concludes that the conditions for automatic conversion may not be satisfied, the Company will revise the disclosure accordingly.

Use of Proceeds, page 44

6.         Please expand the disclosure in the fourth paragraph of this section to discuss the amount of proceeds from this offering that you anticipate that you will use to expand your sales force and marketing programs and to fund research and development activities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Revision No. 1 to provide for spaces to insert the estimated amount of funds for each use disclosed.  The estimated amounts will be provided in a future filing of the registration statement once that information becomes available.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Dilution, page 48

7.         Please expand to disclose how the numbers and percentages in the table on page 49 would change assuming exercise of all outstanding options and warrants.

Response: In response to the Staff’s comment, the Company has added disclosure on page 50 of Revision No. 1 to reflect how the numbers and percentages in the table on page 49 of Revision No. 1 would change assuming exercise of all outstanding options and warrants.

Management’s Discussion and Analysis, page 53

Results of Operations, page 56

8.         We note that your net sales increased by $24.7 million, or 237%, to $35.2 million for the year ended December 31, 2013, from $10.4 million for the year ended December 31, 2012. Additionally, we note that the increase was primarily due to having a full year of sales in 2013 and the related increase in commercialization and marketing activities. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised disclosure please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Revise the filing to incorporate the above comment to all of the disclosures herein related to the analysis of your results of operations, including operating expenses. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K. For further guidance, please refer to SEC Interpretive Release No. 33-8350 (FRR No. 72) and SAB Topic 13.B.

Response: The Company respectfully advises the Staff that the significant increase in net sales from 2012 to 2013 was attributable to (1) having a full year of sales of breast implants in 2013 as compared to less than eight months in 2012, and (2) increasing commercialization activities, including the size of the Company’s sales organization.  The Company has revised the disclosure on page 57 of Revision No. 1 to discuss these factors. The Company respectfully advises the Staff that there were no other material factors causing the increase or any of the other increases or decreases in the other components of the Company’s operating results not already disclosed.  As a result, no additional revisions were made to the discussion of results of operations.

Liquidity and Capital Resources, page 58

9.         Please revise the second paragraph to be consistent with your disclosure on page 20. Also, given the disclosure on page 44 that you intend to repay debt with the proceeds of this offering, please revise to clarify the effect on your liquidity requirements. For example, will you have sufficient funds to meet your needs for the next six months or year?

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Revision No. 1 to be consistent with the disclosure on page 20 of Revision No. 1.  The Company respectfully advises the Staff that the Company does not presently intend to repay existing debt with the proceeds of the offering and has revised the disclosure in Revision No. 1 accordingly.

Stock-Based Compensation, page 63

10.       We note that in determining the fair value of your common stock you based it on the Option Pricing Method for the October 8, 2013 option grants and the Probability-Weighted Expected Return Method for the April 24, 2014 option grants. Please progressively bridge for us the fair value per share determinations in each valuation to the current estimated IPO price per share.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide the analysis requested as soon as practicable once a preliminary offering price range has been determined.

Government Regulation, page 81

11.       Please revise to clarify the status of your pursuit of regulatory approval in Canada including any material hurdles that remain before such approval is obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 81 of Revision No. 1 to reflect the status of the Company’s regulatory approval in Canada. The Company respectfully advises the Staff that the Health Canada application to market the Company’s breast implant products in Canada is currently under review.  The Company does not anticipate there will be any material hurdles, such as additional nonclinical or clinical study requirements, prior to obtaining such approval, except that the Company may need to respond to requests for information from Health Canada, if any.

Coverage and Reimbursement; Healthcare Reform, page 88

12.       Your disclosure here indicates that only breast reconstruction procedures may be covered by insurance and reimbursed. We also note the disclosure on page 16 that elective procedures using your products are not covered or reimbursed. Please revise to clarify the extent to which the availability of coverage and reimbursement affects your business, if known to you. For example, are your products used primarily in elective procedures?

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 53, 68 and 88 of Revision No. 1 to clarify the extent to which the availability of coverage and reimbursement affects its business.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Board Composition, page 94

13.       We note the last risk factor on page 36. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks.

Response: In response to the Staff’s comment, the Company has added disclosure on page 94 of Revision No. 1 to clarify that, upon the closing of the offering, the Company will not be a controlled company under applicable New York Stock Exchange rules.

Principal Stockholders, page 119

14.       Please update the information disclosed in this section to be as of the most recent practicable date, not merely the date as of which you have disclosed financial information. See Regulation S-K Item 403.

Response: In response to the Staff’s comment, the Company has revised the information disclosed on pages 119 to 122 of Revision No. 1 to be as of the most recent practicable date.

15.       Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares beneficially owned by the entities referenced in notes 4 and 5 to the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Revision No. 1 to identify the natural persons who have or share voting and/or dispositive power with respect to the shares beneficially owned by the entities referenced in notes 4 and 5 to the beneficial ownership table.

Shares Eligible for Future Sale, page 123

16.       With a view toward clarified disclosure regarding the restrictions applicable to your affiliates, please tell us how the time periods mentioned in this section would change as a result of the exception for sales in “open market transactions after the completion of this offering,” as noted on page 131.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Revision No. 1 to clarify that the transfer restrictions do not apply to the transfer of shares acquired in open market transactions after the completion of the offering.  There is no exception to the transfer restrictions for shares that are sold in open market transactions.  As a result, the time periods mentioned in the “Shares Eligible for Future Sale” section have not been changed.

Note 3 – Summary of Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-12

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

17.       We note from the disclosures herein that the company “allows for the return of product from customers within six months after the original sales and records estimated sales returns as a reduction of sales in the same period revenue is recognized.” We further note that 59.6% of your total accounts receivable as of March 31, 2014 represents allowance for sales returns. Please tell us more about the nature and terms of your material revenue transactions for which you are recording revenues and related reserves. Specifically tell us the nature of any product return and/or price protection rights possessed by your customers, how you determined the reserve amounts recorded and how you concluded reserving for sales returns was more appropriate than deferring revenues from the sales transactions. Finally, tell us the specific authoritative accounting literature that you considered when determining how to account for your material revenue transactions.

Response: The Company respectfully advises the Staff that the Company’s terms of sale include the right to return its breast products for full credit for a six-month period after the date of sale. The Company established this return policy to recognize an industry practice that, when planning for a surgery which requires two breast implants, surgeons routinely order additional implants in the chosen size to allow for there to be a spare if needed during surgery.  In addition to ordering spare implants in the desired size, surgeons routinely order additional implants that are one size larger than the chosen size or one size smaller, or both, to allow for a change in size to be made based on factors encountered during surgery.  The Company does not offer its customers any price protection rights and the price to customers is fixed and determinable at the time the sale is recorded.

The Company follows the provisions of Accounting Standards Codification (ASC) 605 Revenue Recognition, and specifically sections 605-15-25-1 through 605-15-25-4, Sales of Product When Right of Return Exists, in estimating future product returns and recording reductions to revenue. The Company’s products do not have any particular customer acceptance, installation or inspection criteria. The Company’s product return policy provides that products must be returned in re-saleable condition to qualify for credit.

As noted in the “Critical Accounting Policies and Estimates” section of Revision No. 1 and footnote 3(l) to the Company’s financial statements included therein, the Company records the allowance for estimated returns at the time of sale based on historical experience, recent gross sales and any notification of pending returns. The Company’s breast products are serialized, which allows the Company to track each return to the original date of sale. The Company believes the large volume of small, homogeneous sales transactions, including sales-and-return data obtained during its FDA-required 10-year clinical study of breast implants in over 1,700 women, provides it with company and product-specific data and the ability to reasonably estimate returns as of the date of sale. The estimate for returns is calculated at the end of each period, and the balance of the allowance for sales returns is appropriately adjusted.  As the amount of future returns can be reasonably estimated, and the other criteria of ASC 605 are met at the time of sale, the Company concluded that recording a reserve for sales returns at the time of sale is more appropriate than deferring revenue.

 (s) Product Warranties, page F-15

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

18.       We note that you offer a limited warranty and a lifetime product replacement program for the Company’s silicone gel breast implants. Additionally, you accrued for warranties issued in fiscal 2012 and fiscal 2013 in the amounts of $123 and $392, respectively, and accrued for warranties issued during the three month periods ended March 31, 2013 and 2014 in the amounts of $93 and $116, respectively. Please explain to us how you are able to estimate the product warranty liability considering that you received FDA approval for the silicone gel breast implants in 2012. Refer to paragraphs 460-10-25-5 through 7 of the FASB Accounting Standards Codification.

Response: The Company respectfully advises the Staff that it offers a limited warranty and a lifetime product replacement program for its silicone gel breast implants. These programs are included with the Company’s products and are provided at no additional charge to its customers.  Under the lifetime product replacement program, the Company provides no-charge replacement breast implants in the event the patient experiences a covered rupture of an implant. Under the limited warranty program, in the event a patient is diagnosed with a covered rupture within 10 years of implantation, the Company reimburses up to a certain amount per ruptured implant for certain out-of-pocket costs related to the corrective surgery performed.  The programs are available to all patients implanted with the Company’s silicone breast implants after April 1, 2012 and are subject to program terms, conditions, claim procedures, limitations and exclusions.

The Company provides an accrual for the estimated cost of breast implant warranties and replacement programs at the time revenue is recognized, with the estimated cost of the limited warranty and replacement programs recorded as an expense in cost of goods sold as the Company believes it is probable that customers will make claims under the available warranties.  Such expense accruals are based on unit sales in addition to estimates of relevant factors including estimated warranty registration rates, estimated replacement unit and surgical costs, and estimated rupture rates.  The estimates of the relevant factors for determining expense accruals is based on projected costs and data from the Company’s FDA-required 10-year clinical study of breast implants in over 1,700 women. The Company believes the data from its clinical trials provides sufficient, product-specific experience to estimate the warranty and product replacement obligations at the time of sale.  In addition, these accruals are analyzed each reporting period for appropriateness.

Note 9 – Stockholders’ Deficit, page F-23

(g) Stock Option Plan, page F-25

19.       We note that for determining the expected volatility you based it upon historical volatilities of an index of a peer group. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-25.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

Response:  The Company respectfully advises the Staff that it used a peer group of nine companies for the purposes of estimating the volatility utilized in Black-Scholes calculations as of December 31, 2013.  These nine companies were Abiomed, Inc., Cardiovascular Systems Inc., Cutera, Inc., Cynosure, Inc., Endologix, Inc., IRIX Pharmaceuticals, Spectranetics Corporation, Syneron Medical Ltd. and Zeltiq Aesthetics, Inc.  For the June 30, 2014 expected volatility assumption, the peer group was updated upon a continued review of companies in the market and consisted of eleven companies including Abiomed, Inc., AtriCure, Inc., Cardiovascular Systems Inc., Cynosure, Inc., HeartWare International, Inc., LDR Holding Corporation, Spectranetics Corporation, STAAR Surgical Company, Syneron Medical Ltd., Tandem Diabetes Care, Inc. and Zeltiq Aesthetics, Inc.  As the companies in each peer group selected tend to trade infrequently given the smaller market capitalizations, a methodology to determine volatility was based on the implied and historical volatilities of the companies over the related expected term, with an equal weight placed on both sets of volatility data.  The companies in each peer group were chosen as comparable to the Company based on certain key factors, and are growth companies in the medical device and medical device aesthetics industries of similar size, with enterprise valuations ranging from approximately $100.0 million to $1.5 billion, capital structures with similar debt to equity ratios and non-dividend paying profiles.  In addition, the companies in each peer group have also commercialized products and generate revenue in the United States.

Exhibit Index

20.       We note that you requested confidential treatment for portions of an exhibit to your draft registration statement. We will provide any comments on your request separately. Please resolve all comments related to that request prior to requesting acceleration of the effective date of the filed registration statement.

Response: The Company acknowledges the Staff’s comment and will resolve all comments related to the confidential treatment request prior to requesting acceleration of the effective date of the filed registration statement.

21.       Please file as an exhibit the May 16, 2013 settlement agreement with Grader Street.

Response: The Company respectfully advises the Staff that the settlement agreement with Grader Street is not currently material to the Company for purposes of Item 601(b)(10) of Regulation S-K as the parties to the settlement agreement previously fully performed all obligations thereunder, all claims between the parties were fully released, no current or future payments or obligations exist with respect to the settlement agreement and all relevant information relating to the settlement agreement is fully disclosed and reflected in the body of the Confidential Draft Registration Statement and the financial statements included therein.  In addition, the settlement agreement contains confidentiality obligations that the Company does not have authority to waive.  Accordingly, the Company has not filed the settlement agreement with Grader Street as an exhibit to Revision No. 1.

*        *        *

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

August 27, 2014

The Company respectfully requests the Staff’s assistance in completing the review of Revision No. 1 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (310) 883-6417.

Sincerely,

COOLEY LLP

/s/ C. Thomas Hopkins

C. Thomas Hopkins, Esq.

cc:                            Hani Zeini, Sientra, Inc.

Matthew Pigeon, Sientra, Inc.

Joel Smith, Esq., Sientra, Inc.

Charles J. Bair, Esq., Cooley LLP

Shayne Kennedy, Esq., Latham & Watkins LLP

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM